Filed by Heartland Group, Inc. (Commission File No. 033-11371)

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company:

Heartland Group, Inc.

File Number of Related Registration Statement:

333-239401

Q&A/Talking Points for Heartland Shareholder Services Group

INTERNAL & ALPS USE ONLY

Following are questions and answers regarding:

1.	The proposed reorganization of the Heartland Select Value Fund that you may find helpful in responding to questions and otherwise discussing the transaction.

2.	How to vote and request materials relating to the proposed reorganization of the Heartland Select Value Fund.

These questions and answers are intended to serve as a guide when answering questions regarding the proposed reorganization, as well as how to vote and request materials.

1. Q&A REGARDING THE REORGANIZATION

Q.	Can you explain the proposed reorganization?

You received a Proxy Statement/Prospectus, which relates to the reorganization of the Heartland Select Value Fund with and into the Heartland Mid Cap Value Fund, each a series of Heartland Group, Inc. After careful consideration, the Board of Directors of the Funds unanimously approved this reorganization, which is subject to shareholder approval at a special meeting to be held on September 28, 2020. If shareholders of the Select Value Fund approve the reorganization, you will receive shares of the Mid Cap Value equal in value to the shares of the Select Value Fund that you currently hold. The reorganization is expected to close on or about October 19, 2020. Heartland Advisors, Inc. serves as the investment adviser to both Funds. Both Funds have similar investment objectives and are managed using a value-based investment strategy. Both Funds have the same management fee at current asset levels and Select Value Fund shareholders are expected to experience lower net expenses as a result of the reorganization.

Q.	Why has the change been proposed?

The primary purpose of the reorganization is to combine the assets of the Funds into a single Fund that Heartland Advisors, the investment adviser to the Funds, believes will attract new shareholders and, therefore, benefit all shareholders.

The potential benefits of the reorganization for shareholders of the Select Value Fund include:

•	the combined Fund is expected to attract new shareholders and, therefore, benefit all shareholders because fixed expenses would be spread over a larger asset base;

•	the Mid Cap Value has a similar investment objective, similar investment strategies and substantially similar risks, policies and restrictions as the Select Value Fund;

•	there will be significant continuity of portfolio management following the reorganization;

•	the reorganization will allow the Select Value Fund to stay in the Heartland family of Funds with the same investment adviser and the same shareholder servicing model and the other service providers for the Funds are the same;

•	Select Value Fund shareholders are expected to experience the same management fee at current asset levels and lower net expenses as a result of the reorganization;

•	the anticipated sales and marketing benefits expected to inure to the combined Fund as a result of the reorganization;

•	the reorganization is expected to qualify as tax-free for U.S. federal income tax purposes for the Select Value Fund and its shareholders; and

•	Heartland Advisors will bear all costs associated with the reorganization, other than trading costs.

Q.	Could you provide me with recent Fund performance and ranking information?

•	The Investor Class and the Institutional Class of the Select Value Fund underperformed its benchmark index, the Russell 3000 Value Index, for the year-to-date, one-year, three-year, five-year and ten-year periods ended June 30, 2020, and outperformed its benchmark index for the since inception (1996) period ended June 30, 2020.

•	The Investor Class and the Institutional Class of the Mid Cap Value Fund outperformed its benchmark index, the Russell MidCap Value Index, for the year-to-date, one-year, three-year, five-year and since inception (2014) periods ended June 30, 2020.

•	As of June 30, 2020, the Mid Cap Value Fund had a higher Morningstar ranking (four stars) than the Select Value Fund (two stars).

For more detailed information regarding each Fund’s performance as of a recent date, please visit the Heartland Funds’ website at heartlandadvisers.com and review each Fund’s current factsheet. A Fund’s past performance does not necessarily indicate how such Fund will perform in the future.

Q.	What will I own if the reorganization takes place?

Investor Class and Institutional Class shares of the Select Value Fund will receive Investor and Institutional Class shares of the Mid Cap Value in each case that are equal in value to the value of their shares.

Q.	Who will manage the Mid Cap Value?

If the reorganization is consummated, the combined Fund will continue to be managed by Heartland Advisors as its investment adviser. In addition, there will be significant continuity of portfolio management following the reorganization: Colin P. McWey, Will R. Nasgovitz and Troy W. McGlone currently co-manage the Select Value Fund. After the reorganization, Mr. McWey and Mr. Nasgovitz will co-manage the combined Fund, and Mr. McGlone will continue to serve as a Research Analyst of the combined Fund following the reorganization.

Here is biographical information about the Mid Cap Value Fund’s portfolio managers and Research Analyst:

Colin P. McWey. Mr. McWey, a Chartered Financial Analyst, has served as a Portfolio Manager of the Select Value Fund since February 2015. He has been a Portfolio Manager for the Mid Cap Value Fund since its inception in October 2014 and for advisory clients of Heartland Advisors since 2010, after serving as a Research Analyst since 2009. Mr. McWey currently holds the position of Vice President, Director of Equity Research, and Portfolio Manager with Heartland Advisors. Prior to joining Heartland Advisors, Mr. McWey had been with Banc of America Securities from 2001 to 2009.

William (“Will”) R. Nasgovitz. Mr. Will Nasgovitz has served as a Portfolio Manager of the Select Value Fund since May 2006, the Mid Cap Value Fund since February 2015, and the Heartland Value Fund from February 2009 to April 2013, and again since May 2019. He also serves as Portfolio Manager for Heartland Advisors’ advisory clients. He previously served as a Research Analyst from 2004 to 2006 and a Research Associate from November 2003 to 2004. He is the Chief Executive Officer and a Director of Heartland Advisors. He has served as Chief Executive Officer of Heartland since May 2012 and as President and a Director of Heartland since January 2020. Prior to joining Heartland Advisors, Mr. Will Nasgovitz was a Senior Research Associate with Cambridge Associates from 2000 to 2002. Mr. Will Nasgovitz is the son of Mr. Bill Nasgovitz, Chairman of Heartland Advisors and Portfolio Manager of the Value Fund.

Troy W. McGlone. Mr. McGlone, CFA, has served as a Portfolio Manager of the Select Value Fund since January 2020. He has been a Portfolio Manager for advisory clients of Heartland Advisors since 2019, after serving as a Research Analyst since 2014. Mr. McGlone also serves as a Research Analyst for the Mid Cap Value Fund. Mr. McGlone currently holds the position of Vice President and Portfolio Manager with Heartland Advisors. Prior to joining Heartland Advisors, Mr. McGlone had been with Stark Investments from 2006 to 2012.

Q.	Will the investment objective or investment policies change as a result of the reorganization?

Each Fund seeks to achieve a similar investment objective by using a value approach to investing in equity securities. Both Funds are managed pursuant to Heartland Advisors’ disciplined and time-tested 10 Principles of Value Investing™ framework. The Mid Cap Value primarily invests in the equity securities of mid-capitalization companies, whereas the Select Value Fund may invest in the equity securities of companies of any market capitalization. The Mid Cap Value normally invests at least 80% of its net assets in equity securities of mid-capitalization companies, and a majority of the Mid Cap Value’s assets are generally invested in dividend-paying common stocks. The Target Fund can invest in companies of all market capitalizations, including large-cap companies.

The Mid Cap Value seeks to create a high conviction portfolio consisting of 30 to 60 mid-cap equity securities selected on a value basis. The Select Value Fund seeks to create a high conviction portfolio consisting of 40 to 60 securities of all market capitalizations also selected on a value basis. In addition, each Fund seeks to keep its sector weightings relatively close to its benchmark (the Russell 3000 Value Index for the Select Value Fund and the Russell MidCap Value Index for the Mid Cap Value) so that stock selection drives performance of the Funds. Because of the similarities in investment strategy, from time to time, the Funds hold securities in common, and as of March 31, 2020, had three of their top 10 holdings in common.

Q.	Will the reorganization result in different annual operating expense (i.e., expense ratios)?

The expense structure of the combined Fund will be that of the Mid Cap Value, and both Funds have the same management fee at current asset levels. On a pro forma basis, the combined Fund is expected to have: (i) total annual fund operating expenses for each of its share classes that are lower than those of the corresponding share classes of the Select Value Fund prior to the reorganization; and (ii) net annual fund operating expenses for each of its share classes that are lower than those of the corresponding share classes of the Select Value Fund prior to the reorganization, after taking into account applicable contractual fee waivers and/or expense reimbursements that Heartland Advisors has agreed to implement through at least May 1, 2022.

Q.	How does the Heartland Board of Directors recommend that I vote?

The Board of Directors of the Funds recommends you vote FOR the proposed reorganization.

Q.	What are the expenses of the reorganization and who will pay for them?

Reorganization Costs - The estimated costs of the reorganization are $200,000, and will be borne by Heartland Advisors and not the Funds. Heartland Advisors has agreed to pay the following costs and expenses: costs associated with preparing, printing and distributing the Proxy Statement/Prospectus, and winding down the operations and terminating the existence of the Select Value Fund; legal fees of counsel to the Funds; accounting fees; and all necessary taxes in connection with the delivery of the Select Value Fund assets.

Brokerage Costs- It is anticipated that a substantial portion of the securities held by the Select Value Fund (up to 66%) will be disposed of in connection with the reorganization to align with the securities portfolio of the Mid Cap Value Fund. The estimated brokerage costs associated with the proposed portfolio repositioning to Select Value Fund shareholders would be approximately $125,000, or less than $0.01 per share. The costs of restructuring the Funds’ portfolios will be borne by the Fund directly incurring them. Thus, the Select Value Fund will bear the costs related to the proposed repositioning of the Select Value Fund’s portfolio holdings prior to the closing of the reorganization.

Q.	Will I have to pay U.S. federal income tax as a result of the reorganization?

No.  The reorganization is intended to generally qualify as a tax-free reorganization for U.S. federal income tax purposes. Shareholders are not expected to recognize any gain or loss for U.S. federal income tax purposes as a result of the reorganization, and their tax basis in the shares of the Select Value Fund are expected to carry over to the shares of the Mid Cap Value they receive in the reorganization. Shareholders should consult their own tax advisors regarding the effect of the reorganization in light of their particular facts and circumstances, including the applicability of state, local and other tax laws.

Q.	When will the reorganization take place?

Assuming it is approved by the shareholders of the Select Value Fund, the reorganization is expected to take place prior to the opening of business on or about October 19, 2020.

Q.	What happens if shareholders do not approve the reorganization?

If shareholders of the Select Value Fund do not approve the reorganization, the Select Value Fund and the Mid Cap Value will continue to operate separately until such time as the Board of Directors of the Funds determines what action should be taken, if any, including potentially engaging in a taxable liquidation of the Select Value Fund.

2. Q&A REGARDING VOTING INFORMATION

Q.	How do I vote?

To vote by Internet

1)	Read the Proxy Statement/Prospectus and have the proxy card at hand. You should have received the proxy card in the mail.

2)	Go to website www.proxyvote.com or scan the QR Barcode in the top right hand corner of your proxy card.

3)	Follow the instructions provided on the website.

To vote by Telephone

1)	Read the Proxy Statement/Prospectus and have the proxy card at hand. You should have received the proxy card in the mail.

2)	Call 1-800-690-6903

3)	Follow the instructions.

To vote by Mail

1)	Read the Proxy Statement/Prospectus and have the proxy card at hand. You should have received the proxy card in the mail.

2)	Check the appropriate box on the proxy card. You should have received the proxy card in the mail.

3)	Sign and date the proxy card.

4)	Return the proxy card in the envelope provided.

To vote In-Person

Attend the special meeting of Select Value Fund shareholders to be held on September 28, 2020 and vote in person. To obtain directions to attend the Meeting, please call (414) 347-7777.

Q.	How do I get additional copies of the proxy materials?

If you need additional copies of this Proxy Statement/Prospectus or the proxy card, including your QR code, we can mail or email you copies of these materials. Do you have an email address or address this can be sent to? <If yes, confirm or request such address(es) and coordinate delivery of the materials.>

These materials will be free of charge and delivered to you promptly.

Q.	Where is my control number?

Your control number can be found on your proxy card if you are a direct owner or on your Voting Instruction Form if you hold your shares through a broker/financial advisor. You can contact your broker/financial advisor, and they can arrange to have a new Voting Instruction Form sent to you.

Q.	How do I get copies of either Fund’s shareholder reports, prospectus or SAI?

We can mail or email you copies of the most recent shareholder report or current prospectus and SAI. Do you have an email address or address this can be sent to? <If yes, confirm or request such address(es) and coordinate delivery of the materials.>

These materials will be free of charge and delivered to you promptly.

You may also obtain either Fund’s shareholder reports, prospectus or SAI by visiting the Heartland Funds’ website at heartlandadvisers.com.

Disclosures

This is not an offer to sell a solicitation of any offer to buy any shares of the Heartland Select Value Fund or the Heartland Mid Cap Value Fund.

Investors are urged to read the relevant documents filed with the Securities and Exchange Commission (the “SEC”) (including the registration statement on Form N-14 for Heartland Group Inc. (“HGI”) containing the combined proxy statement/prospectus for the reorganization and the Heartland Mid Cap Value Fund into which the Heartland Select Value Fund will be reorganized) because they contain important information. The combined proxy statement/prospectus relating to the reorganization will be mailed to shareholders of the Heartland Select Value Fund and contain information about persons who may be considered “participants” in the solicitation of the Heartland Select Value Fund’s shareholders. These documents can be obtained for free from the SEC at www.sec.gov or from HGI by calling 414-347-7777.